April 15, 2005


Mail Stop 03-06


James B. Buda
Vice President, General Counsel and Secretary
Caterpillar Inc.
100 NE Adams Street
Peoria, Illinois 61629-7310

Re:	Caterpillar Inc.
      Amendment No. 1 to Registration Statement on Form S-4
      Filed March 23, 2005
		File No. 333-121003

Dear Mr. Buda:

      This is to advise you that the staff has reviewed only those portions of your registration statement that relate to the comments below. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
You may decide it is appropriate to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary of the Exchange Offer - Page 2

Certain U.S. Federal Income Tax Consequences - Page 4
1. We note your response to comment 7, but continue to believe that additional summary disclosure regarding the material U.S. federal income tax consequences of the exchange is appropriate. As previously requested, briefly identify all matters upon which tax counsel has opined, all matters upon which tax counsel has given a qualified opinion, and all matters upon which counsel is unable to opine. Please also discuss the consequences to investors in the event that the early participation payments were ultimately determined to constitute fees paid for investors` early tender. Further, please revise the subheading here and elsewhere throughout the prospectus to substitute the word "material" for the word "certain," consistent with your obligation to discuss all material U.S. federal income tax consequences of the exchange and an investment in the debentures.

Risk Factors - Page 9
The total exchange price will be determined based on the yield of the
5.375% U.S. Treasury Note due February 15, 2031 at the price determination time - Page 9
2. This risk factor caption currently includes only a statement of fact. Risk factor captions should describe the risk that results from the fact or uncertainty discussed in the text of the risk factor. Please revise this risk factor caption to ensure it describes the risk that you discuss in the text.


Certain U.S. Federal Tax Consequences - Page 27
3. We note your response to comment 16 and the revisions to the first paragraph of this section. Please note, however, that it is not appropriate for tax counsel to simply opine on the discussion of the tax consequences that appears in the prospectus. Counsel must opine on specifically identified material tax consequences, and a summary of counsel`s opinion (or, if a short form tax opinion is being provided, the corpus of counsel`s opinion itself) must appear in the prospectus. You should also identify in the prospectus all matters upon which tax counsel has given a qualified opinion and all matters upon which counsel is unable to opine, and briefly discuss the reasons for each qualified opinion and the reasons why counsel is unable to opine on certain matters. Please revise accordingly.
4. We note your responses to comments 7 and 18. Since tax counsel is unable to give an unqualified opinion with respect to whether the exchange will qualify as a tax-free recapitalization, please revise to discuss the alternative material U.S. federal income tax consequences in the event the exchange is not treated as a recapitalization. Please also include appropriate risk factor disclosure.

Exhibit Index
5. We note your representations in response to comments 16 and 19 that you will file by amendment both a New York legal opinion and a tax opinion. Please note that we may have further comments regarding those opinions and the related disclosure in the prospectus once we have the opportunity to review those opinions.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


      Please contact Mary Beth Breslin at (202) 942-2914 or me at
(202) 942-7924 with any other questions.


Sincerely,



							David Ritenour
      Special Counsel

cc (via fax):	Sean McKessy, Esq.



Caterpillar Inc.
April 15, 2005
Page 1